Exhibit 99.1

JinkoSolar Announces First Quarter 2014 Financial Results

SHANGHAI, China, May 27, 2014 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•	Total solar product shipments were 581.2 megawatts (“MW”), consisting of 455.1 MW of solar modules, 92.1 MW of silicon wafers and 34.0 MW of solar cells. This represents a decrease of 0.9% from 586.3 MW in the fourth quarter of 2013 and an increase of 71.6% from 338.6 MW in the first quarter of 2013.
•	As of March 31, 2014, the Company had completed 213 MW worth of solar projects and had approximately 100 MW of solar projects under construction.
•	Total revenues were RMB2.0 billion (US$323.9 million), representing a decrease of 8.0% from the fourth quarter of 2013 and an increase of 73.1% from the first quarter of 2013.
•	Electricity revenues generated from solar projects were RMB48.4 million (US$7.8 million), representing an increase of 62.3% from the fourth quarter of 2013.
•	Gross margin was 24.0%, compared with 24.7% in the fourth quarter of 2013 and 12.7% in the first quarter of 2013.
•	Income from operations was RMB203.5 million (US$32.7 million), compared with income from operations of RMB262.3 million in the fourth quarter of 2013 and a loss from operations of RMB16.8 million in the first quarter of 2013.
•	Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB9.5 million (US$1.5 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB164.3 million in the fourth quarter of 2013 and a net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB128.7 million in the first quarter of 2013.
•	Diluted loss per American depositary share (“ADS”) was RMB1.20 (US$0.20), compared with diluted earnings per ADS of RMB5.88 in the fourth quarter of 2013 and diluted loss per ADS of RMB5.80 in the first quarter of 2013. Diluted loss per share excluded gain on changes in the fair value of the convertible bonds issued in January 2014.

•	Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders in the first quarter of 2014 was RMB37.3 million (US$6.0 million), compared with non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB218.5 million in the fourth quarter of 2013 and a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB75.3 million in the first quarter of 2013.
•	Non-GAAP basic and diluted earnings per ADS were RMB1.24 (US$0.20) and RMB1.12 (US$0.20), respectively, in the first quarter of 2014.

“I am pleased to report a strong start to the year as we record our fourth consecutive quarter of profitability, well within our previously issued guidance,” commented Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer. “We continued to expand our manufacturing and downstream businesses by increasing our geographic reach, further cutting costs and keeping gross margins stable. We are confident in our ability to deliver solid results for the year as we benefit from the high gross margins in our module business and the growing profits from our downstream business.”

“Our new revenue stream from power generation increased 62.3% sequentially to RMB48.4 million as we generated a record 50 million kWh of energy during the quarter. We believe that project development will quickly rebound in the second quarter, as we work to connect 140MW worth of PV projects to the grid and begin constructing another 200MW to 250MW.”

“Our geographic footprint continued to grow, as we expanded into new emerging markets. We also maintained our market leading position in China, where we anticipate a strong second quarter and second half of the year. Shipments to the US and Japan now account for approximately 30% of total shipments as we expanded our presence there to take advantage of higher ASPs. We continue to see shipments to new emerging markets such as South Africa, Chile and India increase as we leverage our position there as one of largest module suppliers. We expect module shipments to increase by approximately 30% next quarter and are confident we will meet our full year guidance.”

“We remain a PV technology leader. Last week we proudly unveiled our new series of ‘Eagle +’ modules which have been engineered to reliably reach 275 watts of peak power output, a new record for mass-produced and commercially available modules in the market.”

“I am proud of what we have accomplished during the quarter and am eager to see our investments in diverse revenues streams bear fruit. Despite the one-time foreign exchange loss, we will continue to prudently manage our business going forward as we develop to a one-stop energy solution provider.”

First Quarter 2014 Financial Results

Total Revenues

Total revenues in the first quarter of 2014 were RMB2.0 billion (US$323.9 million), representing a decrease of 8.0% from RMB2.2 billion in the fourth quarter of 2013 and an increase of 73.1% from RMB1.16 billion in the first quarter of 2013. The sequential decrease in revenues was primarily attributable to the decrease in shipments of solar modules because of the negative impact of seasonality. The year-over-year increase in total revenues was mainly attributable to the increase in shipments, improving average selling prices (“ASPs”) of solar modules and the increase in electricity revenues from solar projects.

During the first quarter of 2014, electricity revenues from solar projects were RMB48.4 million (US$7.8 million), an increase of 62.3% from the fourth quarter of 2013. The increase in electricity revenues was primarily due to the increase in number and capacity of the Company’s solar projects. Gross profit for electricity revenues was RMB29.7 million (US$4.8 million) during the first quarter of 2014, representing a gross margin of 61.4%. Net income of solar power plant entities was RMB25.3 million (US$4.1 million) during the first quarter of 2014, representing a net profit margin of 52.2%.

The Company has entered into certain sales contracts with retainage terms (the “Retainage Contracts”) since the second half of 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for the specified period which generally ranges from one year to two years (the “Retainage Period”). Given the limited experience the Company has with respect to the collectability of the retainage under Retainage Contracts, the Company does not recognize such retainage until the customers pay it after the Retainage Period expires. The total amounts of retainage under the Retainage Contracts that were not recognized as revenue were RMB9.2 million and RMB11.1 million for the first quarter of 2014 and the fourth quarter of 2013, respectively. During the first quarter of 2014, the Company received retainage payment of RMB11.5 million and recognized it as revenue. As of March 31, 2014, the cumulative amount of retainage that had not yet been recognized as revenue was RMB167.3 million (US$26.9 million).

Gross Profit and Gross Margin

Gross profit in the first quarter of 2014 was RMB483.1 million (US$77.7 million), compared with a gross profit of RMB540.8 million in the fourth quarter of 2013 and a gross profit of RMB147.3 million in the first quarter of 2013.

Gross margin was 24.0% in the first quarter of 2014 compared with 24.7% in the fourth quarter of 2013 and 12.7% in the first quarter of 2013. In-house gross margin, which relates to the Company’s in-house silicon wafer, solar cell, and solar module production, was 26.6% in the first quarter of 2014, compared with 24.3% in the fourth quarter of 2013 and 13.1% in the first quarter of 2013. The year-over-year increases in gross margin and in-house gross margin were mainly due to improvements in operating efficiency, continued cost reductions for the Company’s polysilicon and auxiliary materials and improved ASPs. The Company also enjoyed higher gross margins generated by solar project electricity revenues.

Income/(Loss) from Operations and Operating Margin

Income from operations in the first quarter of 2014 was RMB203.5 million (US$32.7 million), compared with income from operations of RMB262.3 million in the fourth quarter of 2013 and a loss from operations of RMB16.8 million in the first quarter of 2013. Operating margin in the first quarter of 2014 was 10.1%, compared with 12.0% in the fourth quarter of 2013 and negative 1.4% in the first quarter of 2013.

Total operating expenses in the first quarter of 2014 were RMB279.7 million (US$45.0 million), an increase of 0.4% from RMB278.5 million in the fourth quarter of 2013 and an increase of 70.4% from RMB164.1 million in the first quarter of 2013. The year-over-year increase in operating expenses was mainly due to the increase in shipping and warranty costs and research and development expenses.

Total operating expenses excluding non-cash charges, consisting of the provision for bad debts and an impairment of long-lived assets, was RMB263.3 million (US$42.4 million), compared to RMB270.1 million in the fourth quarter of 2013 and RMB173.8 million in the first quarter of 2013.

Total operating expenses excluding non-cash charges as a percentage of total net revenues was 13.1% in the first quarter of 2014, compared to 12.3% in the fourth quarter of 2013 and 14.9% in the first quarter of 2013.

Interest Expense, Net

Net interest expense in the first quarter of 2014 was RMB61.0 million (US$9.8 million), an increase of 14.2% from RMB53.4 million in the fourth quarter of 2013 and an increase of 10.3% from RMB55.3 million in the first quarter of 2013. This increase was primarily due to expenses associated with the issuing of the Company’s convertible notes in January 2014.

Exchange gain/loss

Due to the depreciation of RMB against the US dollar and euro during the first quarter of 2014, the Company recorded an exchange loss of RMB137.4 million (US$22.1 million) in the first quarter of 2014, which was primarily due to a foreign currency exchange loss of RMB23.0 million (US$3.7 million) and loss in fair value change of forward contracts of RMB114.4 million (US$18.4 million), including an unrealized loss of RMB110.4 million (US$17.8 million). The Company had net exchange gain of RMB9.2 million in the fourth quarter of 2013 and net exchange loss of RMB18.7 million in the first quarter of 2013.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company has elected to measure the convertible senior notes issued in January 2014 in their entirety at fair value. The Company recognized gain from a change in fair value of convertible senior notes of RMB58.0 million (US$9.3 million) and a loss from a change in fair value of capped call options of RMB31.3 million (US$5.0 million) primarily due to the changes in the stock price of the Company in the first quarter of 2014.

Equity in income of affiliated companies

The Company recognized equity income from affiliated companies of RMB10.2 million (US$1.6 million) in the first quarter of 2014 as a result of its share of profits for solar projects held by affiliated companies.

Income Tax Expense

The Company incurred an income tax expense of RMB8.0 million (US$1.3 million) in the first quarter of 2014, compared with an income tax expense of RMB0.3 million in the fourth quarter of 2013 and an income tax expense of RMB13.2 thousand during the first quarter of 2013.

Net Income / (Loss) and Earnings/ (Loss) per Share

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders in the first quarter of 2014 was RMB9.5 million (US$1.5 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB164.3 million in the fourth quarter of 2013 and a net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB128.7 million in the first quarter of 2013.

Basic earnings per share was RMB0.08 (US$0.01) and diluted loss per share was RMB0.30 (US$0.05) in the first quarter of 2014. Basic earnings per ADS was RMB0.32 (US$0.04) and diluted loss per ADS was RMB1.20 (US$0.20) in the first quarter of 2014. The diluted loss per share reflected changes in the fair value of the convertible bonds issued in January 2014.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders in the first quarter of 2014 was RMB37.3 million (US$6.0 million), compared with non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB218.5 million in the fourth quarter of 2013 and a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB75.3 million in the first quarter of 2013.

Non-GAAP basic and diluted earnings per share in the first quarter of 2014 was RMB0.31 (US$0.05) and RMB0.28 (US$0.05), respectively. This translates into non-GAAP basic and diluted earnings per ADS of RMB1.24 (US$0.20) and RMB1.12 (US$0.20), respectively, in the first quarter of 2014.

Financial Position

In January 2014, the Company closed concurrent offerings of 3,750,000 ADSs and US$150.0 million of convertible senior notes. The Company received aggregate net proceeds of US$272.1 million from these offerings, after deducting discounts and commissions, but before offering expenses.

As of March 31, 2014, the Company had RMB1.7 billion (US$271.0 million) in cash and cash equivalents and restricted cash, compared with RMB854.6 million of cash and cash equivalents and restricted cash as of December 31, 2013.

As of March 31, 2014, total short-term bank borrowings, including the current portion of long-term bank borrowings, was RMB1.7 billion (US$265.9 million), compared with RMB2.0 billion as of December 31, 2013, and total long-term borrowings was RMB352.5 million (US$56.7 million), compared with RMB362.0 million as of December 31, 2013.

As of March 31, 2014, the Company’s working capital was negative RMB0.4 billion (US$63.7 million), compared with negative RMB1.89 billion as of December 31, 2013.

First Quarter 2014 Operational Highlights

Solar Product Shipments

Total solar product shipments in the first quarter of 2014 were 581.2 MW, consisting of 455.1 MW of solar modules, 92.1 MW of silicon wafers and 34.0 MW of solar cells. In comparison, total shipments for the fourth quarter of 2013 were 586.3 MW, consisting of 533.3 MW of solar modules, 7.3 MW of silicon wafers and 45.7 MW of solar cells, and total solar product shipments in the first quarter of 2013 were 338.6 MW, consisting of 282.4 MW of solar modules, 25.4 MW of silicon wafers and 30.8 MW of solar cells.

Solar Project Capacity

As of March 31, 2014, the Company had connected approximately 213 MW of solar PV projects to the grid and 100 MW of solar projects under construction.

Solar Products Production Capacity

As of March 31, 2014, the Company’s in-house annual silicon wafer, ingot, and solar cell production capacity was approximately 2,000 MW each and solar module production capacity was approximately 2,100 MW.

Recent Business Developments

●	In April 2014, JinkoSolar entered into a loan agreement for RMB241.4 million (US$38.8 million) with China Development Bank to finance two PV solar projects, one in Xinjiang Province and another in Gansu Province.
●	In April 2014, JinkoSolar signed a distribution agreement with PROINSO India who will begin distributing JinkoSolar solar PV modules through its extensive sales network in India.
●	In April 2014, JinkoSolar’s 24 MW solar PV power plant in Xinyi, Jiangsu Province and 15 MW solar PV power plant in Lianyungang, Jiangsu Province were successfully connected to the grid.
●	In April 2014, JinkoSolar signed a 21.09 MW solar PV module supply agreement with Nan Xin Solar, a subsidiary of China Southern Power Grid, for a distributed roof-top project located in Foshan, Guangdong Province.
●	In May 2014, JinkoSolar signed contracts to supply 100 MW of PV modules for two PV projects in Chile.
●	In May 2014, JinkoSolar signed a contract to supply 35 MW of solar PV modules to Clēnera, a leading clean energy finance and management firm, for the construction of the Avalon Solar Project.

Operations and Business Outlook

Second Quarter and Full Year 2014 Guidance

For the second quarter of 2014, total solar module shipments are expected to be between 570 MW and 600 MW. For the full year 2014, total solar module shipments are expected to be between 2.3 GW and 2.5 GW, with total project development scale expected to be above 400MW.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Wednesday, May 27, 2014 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 11:59 p.m. U.S. Eastern Time, June 3, 2014. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	5375918

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at http://www.jinkosolar.com.

About JinkoSolar Holdings Co., Ltd.

JinkoSolar is a global leader in the solar PV industry with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo, Japan and Cape town, South Africa.

JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of approximately 2.0 GW each for silicon ingots, wafers and solar cells and approximately 2.1 GW for solar modules, as of March 31, 2014. JinkoSolar sells electricity in China and distributes its solar products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, Eastern Europe, China, India, Japan, South Africa, and other countries and regions.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income (loss), non-GAAP Earnings (Loss) Per Share, non-GAAP earnings (loss) per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

●	Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, and exchange gain on the convertible senior notes and capped call options;

●	Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options; and

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2014, which was RMB6.2164 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-6061-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	March 31, 2013	December 31, 2013	March 31, 2014
	RMB	RMB	RMB	USD
Revenues from third parties	1,134,459	1,983,200	2,013,651	323,926

Revenues from related parties	28,944	204,866	-	-

Total revenues	1,163,403	2,188,066	2,013,651	323,926

Cost of revenues	(1,016,092)	(1,647,227)	(1,530,515)	(246,206)

Gross profit	147,311	540,839	483,136	77,720

Operating expenses:
Selling and marketing	(93,924)	(143,147)	(155,438)	(25,005)
General and administrative	(60,064)	(102,462)	(101,661)	(16,354)
Research and development	(10,133)	(29,351)	(22,067)	(3,550)
Impairment of long lived assets	-	(3,573)	(515)	(83)
Total operating expenses	(164,121)	(278,533)	(279,681)	(44,992)

(Loss)/Income from operations	(16,810)	262,306	203,455	32,728
Interest expenses, net	(55,266)	(53,364)	(60,986)	(9,811)
Convertible senior notes issuance costs	-	-	(26,053)	(4,191)
Subsidy income	1,854	3,523	2,557	411
Exchange gain/(loss)	(33,716)	(6,500)	(23,023)	(3,704)
Other income/(expense), net	6,784	(494)	32	5
Change in fair value of forward contracts	15,034	15,747	(114,395)	(18,402)
Change in fair value of convertible senior notes and capped call options	(46,984)	(52,044)	26,686	4,293
(Loss)/Income before income taxes	(129,104)	169,174	8,273	1,329
Income tax expense	(13)	(347)	(7,952)	(1,279)
Equity in income/(loss) of affiliated companies	(45)	(3,884)	10,245	1,648
Net (loss)/income	(129,162)	164,943	10,566	1,698
Less: Net income/(loss) attributable to non-controlling interests	(418)	657	1,031	166
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(128,744)	164,286	9,535	1,532
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share:
Basic	(1.45)	1.53	0.08	0.01
Diluted	(1.45)	1.47	(0.30)	(0.05)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS:
Basic	(5.80)	6.12	0.32	0.04
Diluted	(5.80)	5.88	(1.20)	(0.20)

Weighted average ordinary shares outstanding:
Basic	88,758,778	107,703,736	119,512,317	119,512,317
Diluted	88,758,778	112,119,967	133,958,649	133,958,649

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

Net (loss)/income	(129,162)	164,943	10,566	1,698
Other comprehensive (loss)/income:
-Unrealized gain on available-for-sale securities, net	-	6,042	1,948	313
-Foreign currency translation adjustments	2,443	1,334	(3,936)	(633)
Comprehensive (loss)/income	(126,719)	172,319	8,578	1,378
Less: comprehensive gain attributable to non-controlling interest	(418)	657	1,031	166
Comprehensive (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(126,301)	171,662	7,547	1,212

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(128,744)	164,286	9,535	1,532

Convertible senior notes issuance costs	0	0	26,053	4,191

Change in fair value of convertible senior notes and capped call options	46,984	52,044	(26,686)	(4,293)

4% of interest expense of convertible senior notes	7,729	7,552	14,543	2,339

Exchange loss/(gain) on convertible senior notes and capped call options	(1,287)	(5,431)	13,871	2,231

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders-	(75,318)	218,451	37,316	6,000

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	(0.85)	2.03	0.31	0.05
Diluted	(0.85)	1.95	0.28	0.05

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd. ’s ordinary shareholders per ADS -
Basic	(3.40)	8.12	1.24	0.20
Diluted	(3.40)	7.80	1.12	0.20

Non-GAAP weighted average ordinary shares outstanding
Basic	88,758,778	107,703,736	119,512,317	119,512,317
Diluted	88,758,778	112,119,967	133,958,649	133,958,649

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2013	March 31, 2014
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	456,076	936,781	150,695
Restricted cash	398,500	747,796	120,294
Restricted short-term investments	734,093	634,106	102,005
Short-term investments	-	72,500	11,663
Accounts receivable, net - related parties	284,142	195,530	31,454
Accounts receivable, net - third parties	1,648,748	1,885,636	303,332
Notes receivable - related parties	42,900	46,075	7,412
Notes receivable, net - third parties	254,774	61,443	9,884
Advances to suppliers, net - related parties	-	103	17
Advances to suppliers, net - third parties	70,017	94,301	15,170
Inventories	712,029	1,036,068	166,667
Forward contract receivables	42,149	3,053	491
Other receivables-related parties	216	164	26
Capped Call options	107,224	76,719	12,341
Prepayments and other current assets	591,853	522,893	84,115

Total current assets	5,342,721	6,313,168	1,015,566

Non-current assets:
Deposits under long-term pledge	87,387	117,282	18,867
Available-for-sale investment	30,118	32,216	5,182
Project Assets	1,358,944	1,370,649	220,489
Long-term investments	93,569	103,813	16,700
Property, plant and equipment, net	3,186,998	3,147,138	506,264
Land use rights, net	359,085	367,456	59,111
Intangible assets, net	6,464	7,689	1,237
Forward contract receivables-long term	1,011	-	-
Other assets	144,928	267,677	43,062

Total non-current assets:	5,268,504	5,413,920	870,912

Total assets	10,611,225	11,727,088	1,886,478

LIABILITIES
Current liabilities:
Accounts payable - related parties	2,468	-	-
Accounts payable - third parties	1,765,268	1,445,785	232,576
Notes payable - third party	1,411,994	1,543,340	248,269
Accrued payroll and welfare expenses	238,655	235,160	37,829
Advances from customers	147,583	147,274	23,691
Income tax payable	15,625	35,023	5,634
Other payables and accruals	830,374	771,352	124,083
Other payables due to a related party	3,262	3,537	569
Forward contract payables	10,080	51,626	8,305
Convertible senior notes	770,486	810,264	130,343
Bonds payable and accrued interests	66,726	12,786	2,057
Short-term borrowings from third parties, including current portion of long-term bank borrowings	1,974,594	1,653,225	265,946

Total current liabilities	7,237,115	6,709,372	1,079,302

Non-current liabilities:
Long-term borrowings	362,000	352,500	56,705
Long-term payables	32,396	32,396	5,211
Bond payables	800,000	800,000	128,692
Accrued warranty costs – non-current	159,101	162,339	26,115
Convertible senior notes	-	831,706	133,792
Forward contract payables-long term	-	28,751	4,625

Total non-current liabilities	1,353,497	2,207,692	355,140

Total liabilities	8,590,612	8,917,064	1,434,442

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 108,051,630 and 123,515,622 shares issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	16	17	3
Additional paid-in capital	1,968,702	2,749,533	442,303
Statutory reserves	184,929	184,370	29,659
Accumulated other comprehensive income	12,869	10,882	1,751
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2013 and March 31, 2014, respectively	(13,876)	(13,876)	(2,232)
Accumulated losses	(142,898)	(132,804)	(21,363)

Total JinkoSolar Holding Co., Ltd. shareholders’ equity	2,009,742	2,798,122	450,121

Non-controlling interests	10,871	11,902	1,915

Total liabilities and shareholders’ equity	10,611,225	11,727,088	1,886,478